Exhibit 99.1

CoolBrands International Inc.

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended November 30, 2004

                CoolBrands International Inc.
Consolidated Balance Sheets
as at November 30, and August 31, 2004

(in thousands of US dollars)

	November 30, 2004 (Unaudited) $	August 31, 2004 $
Assets
Current assets:
Cash and short term investments	70,803	64,327
Receivables	66,416	67,152
Receivables - affiliates	2,934	3,883
Inventories	50,490	49,076
Prepaid expenses	10,472	5,938
Future income taxes	5,060	4,907

Total current assets	206,175	195,283
Future income taxes	3,357	3,232
Property, plant and equipment	30,073	28,730
License agreements	5,716	5,747
Intangible and other assets	6,545	6,433
Goodwill	76,027	73,336

	327,893	312,761

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	42,274	37,506
Payables - affiliates	399	850
Accrued liabilities	26,086	20,624
Income taxes payable	1,064	4,936
Future income taxes	4,049	1,849
Current maturities of long-term debt	20,192	8,492

Total current liabilities	94,064	74,257
Long-term debt	8,816	19,262
Other liabilities	2,800	2,758
Future income taxes	3,772	3,638

Total liabilities	109,452	99,915

Minority interest	7,446	8,088

Shareholders' Equity:
Capital stock	97,485	97,485
Contributed surplus	34,166	18,650
Cumulative translation adjustment	4,224	672
Retained earnings	75,120	87,951

Total shareholders' equity	210,995	204,758

	327,893	312,761

CoolBrands International Inc.
Consolidated Statements of Earnings
for the three months ended November 30, 2004 and 2003

(Unaudited)

(in thousands of US dollars, except share data)

	2004 $	2003 $
Revenues:
Sales	96,320	91,648
Franchising and licensing revenues:
Royalty income	437	448
Franchise and license fees	1,162	213
Consumer products license fee	100	62
Drayage and other income	2,465	11,531

Total revenues	100,484	103,902

Operating expenses:
Cost of goods sold	75,824	68,827
Selling, general and administrative expenses	20,534	25,054
Stock-based compensation expense	80	1,157
Interest expense	355	433

Total operating expenses	96,793	95,471

Minority interest	(642)	216

Earnings before income taxes	4,333	8,215
Provision for income taxes	1,728	3,210

Net earnings	2,605	5,005

Earnings per share:
Basic and diluted	0.05	0.09

Weighted average shares outstanding:
Shares used in per share calculation - basic	55,893	54,413
Shares used in per share calculation - diluted	56,109	55,891

CoolBrands International Inc.
Consolidated Statements of Shareholders’ Equity
For the three months ended November 30, 2004

(in thousands of US dollars, except share data)

	Capital Stock				Contributed surplus	Cumulative translation adjustment	Retained earnings
	Class A Subordinate voting shares #	Class B Multiple voting shares #	Warrants #	Amount $	$	$	$
Balance at August 31, 2004	49,863	6,030	—	97,485	18,650	672	87,951
Net earnings							2,605
Retroactive adjustment for
stock-based compensation expense					15,436		(15,436)
Stock-based compensation expense					80
Foreign currency translation
adjustment						3,552

Balance at November 30, 2004	49,863	6,030	—	97,485	34,166	4,224	75,120

CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the three months ended November 30, 2004 and 2003

(Unaudited)

(in thousands of US dollars)

	2004 $	2003 $
Cash and short term investments provided by (used in):
Operating activities:
Net earnings	2,605	5,005
Items not affecting cash:
Depreciation and amortization	1,194	1,096
Stock-based compensation expense	80	1,157
Future income taxes	2,056	(1,881)
Minority interest	(642)	216
Changes in current assets and liabilities:
Receivables	711	(3,930)
Receivables - affiliates	949	(441)
Allowance for doubtful accounts	25	457
Inventories	(1,414)	(939)
Prepaid expenses	(4,534)	1,925
Accounts payable	4,768	(4,456)
Payables - affiliates	(451)	(65)
Accrued liabilities	5,462	5,945
Income taxes payable	(3,872)	(2,445)
Other assets	(146)	(76)
Other liabilities	42	(75)

Cash provided by operating activities	6,833	1,493

Investing activities:
Purchase of leasehold improvements and equipment	(2,152)	(2,255)
Purchase of license agreements	(14)
Repayment of notes receivable	4	2

Cash used in investing activities	(2,162)	(2,253)

Financing activities:
Proceeds from issuance of Class A and B shares		12,100
Capital contributions from Partnership's minority partner		8,907
Change in revolving line of credit, secured	2,223
Repayment of long-term debt	(969)	(3,752)

Cash provided by financing activities	1,254	17,255

Increase (decrease) in cash flow due to changes in foreign
exchange rates	551	(123)

Increase in cash and short term investments	6,476	16,372
Cash and short-term investments - beginning of period	64,327	21,760

Cash and short-term investments - end of period	70,803	38,132

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2004 and 2003

(Tabular amounts are expressed in thousands)

1.	Significant accounting policies

The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management’s opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company’s audited financial statements for the year ended August 31, 2004. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

2.	Accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.	Changes in accounting policy

The Company adopted the U.S dollar as its functional and reporting currency effective September 1, 2004, the commencement of fiscal 2005. The Company adopted the U.S. dollar for its financial reporting since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars in accordance with generally accepted accounting principals.

The Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements. The effect of this change in accounting policy reduced retained earnings at September 1, 2004 by $15,436,000 with a corresponding increase to reported contributed surplus.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements
(Unaudited)
November 30, 2004 and 2003

(Tabular amounts are expressed in thousands of US dollars except share data)

4.	Segment information

	Prepackaged consumer products $	Foodservice $	Dairy components $	Franchising and licensing $	Corporate $	Consolidated $
For the three months ended November 30, 2004
Revenue, external	87,598	4,611	5,065	3,166	44	100,484
Intersegment revenue	11,794	115	597		44	12,550
Segment earnings before income taxes	2,979	386	818	226	(76)	4,333
For the three months ended November 30, 2003
Revenue, external	91,411	3,914	5,615	2,943	19	103,902
Intersegment revenue	14,268	137	1,189		41	15,635
Segment earnings before income taxes	7,043	348	933	95	(204)	8,215

5.	Capital stock

The Company had the following equity securities and stock options outstanding as of January 12, 2005:

Class A Subordinate Voting Shares	Class B Multiple Voting Shares	Stock Options

49,891	6,030	3,740

6.	Subsequent event

December 22, 2004, CoolBrands announced that it entered into an agreement to acquire the yogurt business of Kraft Foods, Inc. (NYSE: KFT) for approximately US$ 59,000,000. The acquired brands include Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. Pursuant to the agreement, CoolBrands’ wholly owned subsidiary, Integrated Brands, Inc., will purchase substantially all of Kraft’s assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light ‘n Lively trademark and Kraft’s manufacturing facility in North Lawrence, New York. The transaction, which is subject to regulatory approval, is expected to be completed in the first calendar quarter of 2005. CoolBrands expects to finance approximately U.S.$ 45,000,000 in bank debt and utilize cash to pay for the remainder of the purchase price. CoolBrands estimates that this acquisition will contribute approximately U.S.$ 40,000,000 to U.S.$ 45,000,000 in revenues and net earnings of approximately U.S.$2,000,000 to U.S.$2,500,000 in the last half of fiscal 2005.